Issuer Free Writing Prospectus

Registration Statement No. 333-142523

Dated May 2, 2007

Filed Pursuant to Rule 433

News Release

For Immediate Release

Contact:	Damon Wright
Senior Director, Investor Relations
Epicor Software Corporation
949/585-4509
dswright@epicor.com

Epicor Prices $200 Million in 2.375% Convertible Senior Notes Offering

Irvine, Calif., May 3, 2007 – Epicor Software Corporation (Nasdaq: EPIC), a provider of enterprise business software solutions for the midmarket and divisions of Global 1000 companies, today announced that it has priced its previously announced offering of $200 million aggregate principal amount of 2.375% convertible senior notes due 2027. As part of the offering, the Company has granted the underwriters a 30-day option to purchase up to an additional $30 million aggregate principal amount of the notes solely to cover overallotments, if any. Assuming the repayment of its outstanding term loan, Epicor expects the offering to be accretive to its fiscal 2007 earnings per diluted share.

The notes will pay interest semiannually at a rate of 2.375% per annum until May 15, 2027. The notes will be convertible, under certain circumstances, into cash or, at the Company’s option, cash and shares of the Company’s common stock, at an initial conversion rate of 55.2608 shares of common stock per $1,000 principal amount of notes, which is equivalent to an initial conversion price of approximately $18.10 per share. The initial conversion price represents a 30% premium over the last reported sale price of the Company’s common stock on May 2, 2007, which was $13.92 per share. The notes priced Tuesday evening, May 2, 2007.

Epicor estimates that the net proceeds from this offering will be approximately $193.2 million after deducting the underwriters’ discounts and commissions and estimated offering expenses (or approximately $222.3 million if the underwriters’ over-allotment option is exercised in full). The offering is expected to close on May 8, 2007, subject to customary closing conditions.

Epicor intends to use the net proceeds from the offering to repay in full the Company’s term loan outstanding under its credit facility. The balance of the net proceeds will be used for working capital, capital expenditures and other general corporate purposes, which may include funding acquisitions of businesses, technologies or product lines, although Epicor currently has no commitments or agreements for any such specific acquisition. Epicor may also use a portion of the remaining net proceeds to repurchase outstanding shares of its common stock.

UBS Investment Bank and Lehman Brothers acted as joint book-running managers for the offering. Cowen and Company, Needham & Company, and Piper Jaffray served as co-managers for the offering.

The issuer has filed a registration statement (including a prospectus) and preliminary prospectus supplement with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, copies of the prospectus and preliminary prospectus supplement relating to the offering may also be obtained from UBS Securities LLC, Attention: Prospectus Department, 299 Park Avenue, New York, New York, 10171, telephone: 212 821 3000; or Lehman Brothers, c/o Broadridge, 1155 Long Island Avenue, Edgewood, NY 11717, fax: 631-254-7268, or email: qiana.smith@broadridge.com.